UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BLACKSTAR ENTERPRISE GROUP, INC.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

John Noble Harris

Joseph E. Kurczodyna

Todd H. Lahr

International Hedge Group, Inc.

1711 Wales Drive

Berthoud, CO 80513

(847) 804-6873

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
(1)	NAME OF REPORTING PERSONS: John Noble Harris, Joseph E. Kurczodyna, Todd H. Lahr and International Hedge Group, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Messrs. Harris, Kurczodyna and Lahr - United States ; International Hedge Group, Inc. is a Colorado corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER Please see table in Item 5. below for individual holdings.

	(8)	SHARED VOTING POWER Please see table in Item 5. below for shared holdings.

	(9)	SOLE DISPOSITIVE POWER Please see table in Item 5. below for individual holdings.

	(10)	SHARED DISPOSITIVE POWER Please see table in Item 5. below for shared holdings.

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Please see table in Item 5 below for individual holdings.

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.28% common stock, 100% Preferred Class A, 64.91% warrants (a)

(14)	TYPE OF REPORTING PERSON Messrs. Harris, Kurczodyna and Lahr - Individuals ; International Hedge Group, Inc. is a Corporation

(a) Based on 52,000,000 shares issued and outstanding, not including shares recently sold in a private placement which remain unissued, 17,100,000 warrants, and 1,000,000 Class A Preferred as of the date of this filing, and assuming full exercise of all warrants beneficially owned by the group.

Item 1. Security and Issuer

This amended Schedule 13D/A (this "13D/A") is filed with respect to the Common Shares,  par value $0.001 per share (the "Common Shares") and Class "A" Preferred Convertible Stock, par value $0.001 per share (the "Class "A" Preferred Convertible Stock"), of BlackStar Enterprise Group, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 4450 Arapahoe Ave, Suite 100, Boulder, Colorado 80303.

Item 2. Identity and Background

Below is information regarding the Reporting Entities:

(a)	This 13D is being filed on behalf of the following person: John Noble Harris
(b)	The principal business address for the Reporting Person is 1711 Wales Drive, Berthoud, Colorado 80513.

(c)

Employment Information: Mr. Harris began his career in the securities industry in 1971 with Newhart Cook & Co., a St. Louis based NYSE member firm.  Licensed both as a broker and principal, he ultimately managed brokerage offices for several regional NASD brokerage firms.  Since 1985, he has been self- employed as a business consultant and as a private investor. Mr. Harris brings to the Company experience in the public securities market.  Mr. Harris served as the president of Tombstone Technologies from 2005-2010 and eventually merged the public company with Hunt Global Resources.  In 2011, Mr. Harris became president of Rare Green, Inc., a private mineral exploration company. In 2014, Mr. Harris was one of the founders of International Hedge Group, Inc. (“IHG”). In 2016, IHG acquired 95% interest in BlackStar Enterprise Group, Inc.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	John Noble Harris is a citizen of United States.

(a)	This 13D is being filed on behalf of the following person: Joseph E. Kurczodyna
(b)	The principal business address for the Reporting Person is 1711 Wales Drive, Berthoud, Colorado 80513.

(c)

Employment Information: Working with various Commodity and Stock brokerage firms in Chicago and Denver Mr. Kurczodyna began his career in 1977 trading Bonds and T-Bill futures In the 1980's, he focused on underwriting early stage companies. As a principle with Mills Financial, a registered Broker Dealer with the SEC and NASD, he underwrote and syndicated the Western International Gold & Silver (WIGS) in 1984. In 1991, Mr. Kurczodyna purchased Mills Financial and was the firm's President and General Principle. While leading Mills Financial, he underwrote and funded several private placements and IPO's. In 1998, Mills was the lead underwriter for United Financial Mortgage Corp. (UFMC), which was eventually listed on the American Stock Exchange. From 2004 to 2009, Mr. Kurczodyna was the CEO of Capital Merchant Bank LLC, an independent investment banker. From 2006-2008 he acted as the CFO and Director of OnMedia International. In 2009, Mr. Kurczodyna founded Patriot Mortgage Acceptance Corp. a private mortgage company. In 2014, Mr. Kurczodyna was one of the founders of International Hedge Group Inc.(IHG). In 2016, IHG acquired 95% interest in BlackStar Enterprise Group Inc.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Joseph E. Kurczodyna is a citizen of United States.

(a)	This 13D is being filed on behalf of the following person: Todd H. Lahr
(b)	The principal business address for the Reporting Person is 134 3rd Street, Nazareth, PA 18064

(c)

Employment Information: Todd H. Lahr is the founder of Lahr & Lahr Law Offices. He is also the founder of Next Generation Energy Solutions, LLC and Renewable Energy Developers, LLC. Early in his career, he worked in the oil and gas exploration industry whereby he assembled a team of geologists to provide in depth geological evaluations on tracts of lands to determine their suitability for oil and gas exploration. Mr. Lahr is the CEO and president of THL Capital Resources, Inc.; a consulting firm. He provides legal services to startup companies and assists many business acquisitions and asset purchases. He has handled hundreds of residential and commercial real estate acquisitions and has been involved in several large real estate developments. Mr. Lahr was named Outstanding Young Men of America, Who's Who among Practicing Attorneys and Who's Who in American Law. He received his B.A. from Colorado State University, a Master's degree (MPA) from Drake University College of Business and Public Administration, and his Doctor of Jurisprudence (JD) from Drake University Law School.  In 2014, Mr. Lahr was one of the founders of International Hedge Group Inc. ("IHG"). In 2016, IHG acquired 95% interest in BlackStar Enterprise Group Inc. Mr. Lahr resigned as an officer and director of BlackStar Enterprise Group, Inc. on February 8, 2017 and resigned as an officer and director of International Hedge Group, Inc. on February 9, 2017.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Todd H. Lahr is a citizen of United States.

(a)	This 13D is being filed on behalf of the following entity: International Hedge Group, Inc.
(b)	The principal business address for the Reporting Entity is 1711 Wales Drive, Berthoud, Colorado 80513.

(c)	Employment Information: International Hedge Group Inc. ("IHG") is a Colorado corporation formed in 2014. In 2016, IHG acquired 95% interest in BlackStar Enterprise Group Inc.

(d)	The Reporting Entity has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Entity  has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	International Hedge Group, Inc. is a corporation formed in the State of Colorado.

Item 3. Source and Amount of funds or Other Consideration

International Hedge Group, Inc. (“IHG”) contracted to acquire 95% of BlackStar Enterprise Group, Inc. ("BlackStar") outstanding stock in January 2016 and closed on the purchase in summer of 2016. IHG is BlackStar's controlling shareholder and is engaged in providing management services to companies, and, on occasion, capital consulting. IHG’s strategy in investing in BlackStar Enterprise Group, Inc. is to own a controlling interest in a publicly quoted company which has the legal ability and mission to do loan based funding of start-up and developed business ventures using its stock for private placement or public offerings. IHG and BlackStar are managed and controlled by the same individuals (John Noble Harris, Joseph E. Kurczodyna and Todd H. Lahr), but IHG may seek its funding from different and as yet, undetermined sources, with funding structures of different natures.

In 2016, BlackStar Enterprise Group, Inc. ("BlackStar") entered into an agreement whereby BlackStar's parent, International Hedge Group, Inc., acquired 44,400,000 shares of common stock and 1,000,000 shares of our Class "A" Preferred Super Majority Voting Convertible Stock for capital infusion of $200,000 and 34,000,000 warrants to purchase common stock @ $0.05 per share expiring in 3 years (cashless). John Noble Harris, Joseph E. Kurczodyna and Todd H. Lahr own the control of International Hedge Group, Inc., which in turn controls the voting stock of BlackStar.

Messrs. Harris and Kurczodyna exercised 1,500,000 warrants each in a cashless exercise @ $.05 per share on June 14, 2017, resulting in 1,440,000 shares of common stock each, thereby changing their shareholdings reflected in this amendment. In addition, Rare Green, Inc., of which Mr. Harris is an officer, exercised 750,000 warrants in a cashless exercise @ $.05 per share on June 14, 2017, resulting in 720,000 shares of common stock. At the same time, Patriot Mtg. Acceptance Corp., of which Mr. Kurczodyna is an officer, exercised 750,000 warrants in a cashless exercise @ $.05 per share on June 14, 2017, resulting in 720,000 shares of common stock. IHG exercised 1,350,000 warrants in a cashless exercise @ $.05 per share on June 14, 2017, resulting in 1,296,000 shares of common stock, which were assigned in part to THL Holdings, LLC (960,000), with the remainder being assigned to three other non-affiliate shareholders. Mr. Lahr individually exercised 3,250,000 warrants in a cashless exercise @ $.05 per share on June 14, 2017, resulting in 3,120,000 shares of common stock, thereby changing his shareholdings reflected in this amendment. Finally, THL Holdings, LLC, of which Mr. Lahr is Managing Member, exercised 2,000,000 warrants in a cashless exercise @ $.05 per share on June 14, 2017, resulting in 1,920,000 shares of common stock. On September 29, 2017, International Hedge Group, Inc. retired 16,420,000 shares to treasury and exercised warrants.

Item 4. Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by reference.

The Reporting Entities have plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows:

(a) - (c)	None at this time.

(d)	None.

(e)	None.

(f)	None.

(g)	None

(h)	None.

(i)	None.

(j)	None.

The Reporting Entities  may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

	(a) Aggregate number and percentage of the class of securities beneficially owned (5)	Sole Power to Vote or to Direct the Vote:	Shared Power to or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:

	(Common Stock)
International Hedge Group, Inc. (1)	27,980,000 - 53.8%	27,980,000	0	27,980,000	0

John Noble Harris	1,440,000 - 2.8%	1,440,000	28,700,000	1,440,000	28,700,000
Rare Green, Inc. (2)	720,000 - 1.4%	720,000	0	720,000	0
Joseph E. Kurczodyna	1,440,000 - 2.8%	1,440,000	28,700,000	1,440,000	28,700,000
Patriot Mtg. Acceptance Corp. (3)	720,000 - 1.4%	720,000	0	720,000	0
Todd H. Lahr	3,120,000 - 6%	3,120,000	30,860,000	3,120,000	30,860,000
THL Holdings, LLC (4)	2,880,000 - 5.5%	2,880,000	0	2,880,000	0

	(Warrants)
International Hedge Group, Inc. (1)		1,350,000	0	1,350,000	0
John Noble Harris		1,500,000	2,100,000	1,500,000	2,100,000
Rare Green, Inc. (2)		750,000	0	750,000	0
Joseph E. Kurczodyna		1,500,000	2,100,000	1,500,000	2,100,000
Patriot Mtg. Acceptance Corp. (3)		750,000	0	750,000	0
Todd H. Lahr		3,250,000	3,350,000	3,250,000	3,350,000
THL Holdings, LLC (4)		2,000,000	0	2,000,000	0

	(Class "A" Convertible Preferred Stock)
International Hedge Group, Inc. (1)	1,000,000-100%	1,000,000	0	1,000,000	0

(1) John Noble Harris, the Issuer's CEO and Director and Joseph E. Kurczodyna, the Issuer's CFO and Director, and are controlling Officers, Directors and Owners of International Hedge Group, Inc.  Todd H. Lahr is a former officer of International Hedge Group, Inc.   He resigned in February 2017.

(2) John Noble Harris is an officer of Rare Green, Inc. and a beneficial owner.

(3) Joseph E. Kurczodyna is an officer of Patriot Mtg. Acceptance Corp. and a beneficial owner.

(4) Todd H. Lahr is the Managing Member of THL Holdings, LLC and a beneficial owner.

(5) The percentages are based on 52,000,000 shares of common stock issued and outstanding, not including shares recently sold in a private placement which remain unissued, as of the date of this filing.

(c)	Except as disclosed above, the Reporting Entities have not effected any transaction in the shares during the preceding 60 days.

(d)

No person other than the Reporting Entities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this amended Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 above which is incorporated by reference herein.

Item 7. Material to Be filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2018

By:	/s/ John Noble Harris
Name:	John Noble Harris

By:	/s/ Joseph E. Kurczodyna
Name:	Joseph E. Kurczodyna

By:	/s/ Todd H. Lahr
Name:	Todd H. Lahr

International Hedge Group, Inc.

By:	/s/ Joseph E. Kurczodyna
Name:	Joseph E. Kurczodyna

Title:	CFO